                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 34)

                     TRANSCONTINENTAL REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   893617-20-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert A. Waldman
                        1800 Valley View Lane, Suite 300
                               Dallas, Texas 75234
                                 (469) 522-4200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 October 3, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893617-20-9

--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                 American Realty Trust, Inc., FEI No. 54-0697989

--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization    Georgia

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                  7)       Sole Voting Power         2,119,400
 Number of
Shares Bene-      --------------------------------------------------------------
 ficially         8)       Shared Voting Power              -0-
 Owned by
Each Report-      --------------------------------------------------------------
ing Person        9)       Sole Dispositive Power    2,119,400
With
                  --------------------------------------------------------------
                  10)      Shared Dispositive Power         -0-

                  --------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,119,400

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11) 24.5%

--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions) CO

--------------------------------------------------------------------------------

CUSIP No. 893617-20-9

--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                     ART Holdings, Inc., FEI No. 75-2663476

--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions) WC

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization Nevada

--------------------------------------------------------------------------------
                  7)       Sole Voting Power                   16,000
 Number of
Shares Bene-      --------------------------------------------------------------
 ficially         8)       Shared Voting Power                    -0-
 Owned by
Each Report-      --------------------------------------------------------------
ing Person        9)       Sole Dispositive Power              16,000
With
                  --------------------------------------------------------------
                  10)      Shared Dispositive Power               -0-

                  --------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person 16,000

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11) 0.2%

--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions) CO

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

CUSIP No. 893617-20-9

--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Basic Capital Management, Inc., FEI No. 75-2261065

--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization Nevada

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                  7)       Sole Voting Power          1,157,976
 Number of
Shares Bene-      --------------------------------------------------------------
 ficially         8)       Shared Voting Power              -0-
 Owned by
Each Report-      --------------------------------------------------------------
ing Person        9)       Sole Dispositive Power     1,157,976
With
                  --------------------------------------------------------------
                  10)      Shared Dispositive Power         -0-

                  --------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person 1,157,976

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11) 13.4%

--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions) CO

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

CUSIP No. 893617-20-9

--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

           The Gene E. Phillips Children's Trust, I.D. No. 13-6599759

--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)  N/A

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization Texas

--------------------------------------------------------------------------------
                  7)       Sole Voting Power             1,827
 Number of
Shares Bene-      --------------------------------------------------------------
 ficially         8)       Shared Voting Power              -0-
 Owned by
Each Report-      --------------------------------------------------------------
ing Person        9)       Sole Dispositive Power        1,827
With
                  --------------------------------------------------------------
                  10)      Shared Dispositive Power         -0-

                  --------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person 1,827

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11) 0.02%

--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions) OO

--------------------------------------------------------------------------------

CUSIP No. 893617-20-9

--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                Syntek Asset Management, L.P., FEI No. 75-2311348

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     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

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     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)  N/A

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization Delaware

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                  7)       Sole Voting Power           26,475
 Number of
Shares Bene-      --------------------------------------------------------------
 ficially         8)       Shared Voting Power             -0-
 Owned by
Each Report-      --------------------------------------------------------------
ing Person        9)       Sole Dispositive Power      26,475
With
                  --------------------------------------------------------------
                  10)      Shared Dispositive Power        -0-

                  --------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person 26,475

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11) 0.3%

--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions) PN

--------------------------------------------------------------------------------

CUSIP No. 893617-20-9

--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          Income Opportunity Realty Investors, Inc., FEI No. 75-2615944

--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization Nevada

--------------------------------------------------------------------------------
                  7)       Sole Voting Power        -0-
 Number of
Shares Bene-      --------------------------------------------------------------
 ficially         8)       Shared Voting Power      -0-
 Owned by
Each Report-      --------------------------------------------------------------
ing Person        9)       Sole Dispositive Power   -0-
With
                  --------------------------------------------------------------
                  10)      Shared Dispositive Power -0-

                  --------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person -0-

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11) -0-%

--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions) CO

--------------------------------------------------------------------------------

CUSIP No. 893617-20-9

--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               American Realty Investors, Inc., FEI No. 75-2847135

--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions) WC

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization Nevada

--------------------------------------------------------------------------------
                  7)       Sole Voting Power        -0-
 Number of
Shares Bene-      --------------------------------------------------------------
 ficially         8)       Shared Voting Power      -0-
 Owned by
Each Report-      --------------------------------------------------------------
ing Person        9)       Sole Dispositive Power   -0-
With
                  --------------------------------------------------------------
                  10)      Shared Dispositive Power -0-

                  --------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person -0-

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11) -0-%

--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions) CO

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
ITEM 1. SECURITY AND ISSUER

         This Amendment to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Shares") of TRANSCONTINENTAL REALTY INVESTORS, INC., a Nevada corporation ("TCI" or the"Issuer") and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 33 thereof (the "Amended Statement") filed by and on behalf of the "Reporting Persons" described below. From and after October 2, 2000, the principal executive offices of TCI are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 893617-20-9.

         This Amendment No. 34 to Schedule 13D is being filed due to an increase in the total percentage of outstanding Shares owned by one of the Reporting Persons through October 3, 2000, and the addition of two more "Reporting Persons" which hold an option covering Shares.

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 of the Amended Statement is hereby further amended as follows:

         This Amendment is being filed on behalf of American Realty Trust, Inc., a Georgia corporation ("ART"), Basic Capital Management, Inc., a Nevada corporation ("BCM"), ART Holdings, Inc., a Nevada corporation ("AHI"), The Gene
E. Phillips Children's Trust (the "GEP Trust"), Syntek Asset Management, L.P., a Delaware limited partnership ("SAM LP"), Income Opportunity Realty Investors, Inc., a Nevada corporation ("IORI") and American Realty Investors, Inc., a Nevada corporation ("ARL"), each of which have their principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234 from and after October 2, 2000. All of ART, BCM, AHI, the GEP Trust, SAM LP, IORI and ARL are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because Gene E. Phillips is a general partner of SAM LP, BCM is beneficially owned by a trust for the benefit of Mr. Phillips' children; BCM serves as Advisor to IORI and ARL, and Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and is a beneficiary of the GEP Trust. AHI is a wholly-owned subsidiary of ART and ART is a wholly-owned subsidiary of ARL.

         I. ART is a real estate investment company organized and existing as a Georgia corporation engaged in the business of investing in and originating mortgage loans and investing in real estate. On August 3, 2000, ART became a wholly-owned subsidiary of ARL. ART's principal business activities include investments in real estate and in other business ventures. The name, business address and capacity with ART of each of the executive officers or directors of ART are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America.

         II. AHI is a corporation organized and existing under the laws of the State of Nevada. AHI is a wholly-owned subsidiary of ART. AHI's principal business activity is the holding of record ownership of Shares beneficially owned by ART. The name, business address and capacity with AHI of each of the executive officers or directors of AHI are set forth on Schedule 2 attached hereto. Each of the individuals listed on Schedule 2 is a citizen of the United States of America.

         III. BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate and investment trusts and other real estate entities. The name, business address and capacity with BCM of each of the executive officers or directors of BCM are set forth on Schedule 3 attached hereto. Each of the individuals listed on Schedule 3 is a citizen of the United States of America.

         IV. SAM LP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. SAM LP has no officers or directors. The general partners of SAM LP are Gene E. Phillips and Syntek Asset Management, Inc., a Texas corporation ("SAMI"). SAMI is a wholly-owned subsidiary of BCM. SAMI's principal business activities include investment in real estate and other business ventures. From and after October 2, 2000, SAMI's principal place of business and principal office is located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The name, business address and capacity with SAMI of each of the executive officers or directors of SAMI are set forth on Schedule 4 attached hereto. Each of the individuals listed on Schedule 4 is a citizen of the United States of America.

             Mr. Gene E. Phillips' business address is 1800 Valley View
Lane, Suite 300, Dallas, Texas 75234. Mr. Gene E. Phillips' present principal occupation is Chief Executive Officer and President of Syntek West, Inc. Mr. Gene E. Phillips is a citizen of the United States of America.

         V. The GEP Trust is a trust formed under the laws of the state of Texas for the benefit of the children of Mr. Gene E. Phillips. The trustee of the GEP Trust is Mr. Gene E. Phillips' brother, Donald W. Phillips. Donald W. Phillips' business address is 1800 Valley View Lane, Suite 160, Dallas, Texas 75234. Mr. Donald W. Phillips present principal occupation is President and owner of Big D Oil Field Equipment Sales. Mr. Donald W. Phillips is a citizen of the United States of America.

         VI. IORI is a corporation organized and existing under the laws of the State of Nevada engaged in the business of investing in and originating mortgage loans and investing in real estate and real estate related assets. IORI is a real estate investment trust. The name, business address and capacity with IORI of each of the executive officers or directors of IORI are set forth on Schedule 5 attached hereto. Each of the individuals listed on Schedule 5 is a citizen of the United States of America.

         VII. ARL is a Nevada corporation, formed pursuant to the terms of an Agreement and Plan of Reorganization dated November 3, 1999, among ARL, National Realty, L.P., a Delaware limited partnership ("NRLP") and ART. Consolidation was effectuated following a vote of the security holders of NRLP and ART by closing on August 3, 2000, of separate mergers of ART and NRLP with and into wholly-owned subsidiaries of ARL with the result that ART and NRLP became wholly-owned subsidiaries of ARL with the securities of ART and NRLP converted into securities of ARL. ART and NRLP each continue business operations as wholly-owned subsidiaries of ARL. ARL's outstanding securities are listed and traded on the New York Stock Exchange ("NYSE"). The name, business address and capacity with ARL of each of the executive officers or directors of ARL are set forth on Schedule 6 attached hereto. Each of the individuals listed on Schedule 6 is a citizen of the United States of America.

         Individuals whose names are not listed on Schedules 1, 2, 3, 4, 5 or 6 who may have previously been referred to as executive officers or directors of ART, BCM, AHI or SAMI, respectively in Amendment No. 33 to Schedule 13D no longer occupy those positions, each having resigned or been removed prior to the date of this Amendment.

         (d) During the last five years, none of ART, BCM, AHI, SAM LP, the GEP Trust, IORI or ARL, nor any of their respective executive officers or directors, general partners or trustees has been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

         (e) During the last five years, none of ART, BCM, AHI, SAM LP, the GEP Trust, IORI or ARL, nor any of their respective executive officers or directors, general partners or trustees has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The consideration paid to purchase the Shares described in Item 5 below is from working capital of each of the Reporting

Persons and no part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares. Each of the Reporting Persons have in the past and may in the future, utilized margin accounts with various brokerage firms which accounts may, from time to time, have debit balances and include certain of the Shares. Since other securities are held in such accounts, it may be impracticable at any time to determine the amounts, if any, borrowed with respect to the Shares and interest costs vary with applicable costs and account balances. Certain of the matters reported under Item 5 below are dispositions caused by sales from margin accounts by brokerage firms pursuant to the terms of those account agreements according to such brokerage firms.

         The consideration paid as the fee for the Option described in Item 6 below is from the working capital of each of IORI and ARL, and no part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring the Option.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Amended Statement is hereby further amended as follows:

         (a) According to the latest information available from the Issuer, as of September 30, 2000, the total number of issued and outstanding Shares was 8,633,845 Shares. As of October 3, 2000, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:


        Name                        No. of Units Owned Directly        Approximate % Class
        ----                        ---------------------------        -------------------
        ART                                  2,119,400                        24.5%
        BCM                                  1,157,976                        13.4%
        AHI                                     16,000                         0.2%
     GEP Trust                                   1,827                       0.002%
      SAM LP                                    26,475                         0.3%
       IORI                                        -0-                         -0-
        ARL                                        -0-                         -0-
                                             ---------                      ------
      Totals:                                3,321,678                        38.5%
                                             =========                      ======

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of the directors of ART may be deemed to beneficially own the number of Shares owned by ART described above; each of the directors of BCM may be deemed to beneficially own the Shares held directly by BCM; each of the directors of SAMI and the other General Partner of SAM LP may be deemed to beneficially own the Shares held by SAM LP; and each of the directors of AHI may be deemed to beneficially own the Shares held directly by AHI. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:


Name of Director or                                                        No. of Shares                   % of
General Partner                                Entity                   Beneficially Owned                 Class
-------------------                            ------                   ------------------                ------
Karl L. Blaha                                ART and AHI                     2,135,400                     25.3%
Ryan T. Phillips                               BCM(a)                        1,159,803                     13.4%
Mickey Ned Phillips                              BCM                         1,157,976                     13.4%
Donald W. Phillips                            GEP Trust                          1,827                    0.002%
Gene E. Phillips                               SAM LP                           26,475                      0.3%
SAMI                                           SAM LP                           26,475                      0.3%
Robert A. Waldman                                AHI                            16,000                      0.2%
                                                                             ---------                    -----
         Total Units beneficially
         owned by Reporting Persons                                          3,321,678                     38.5%
         and individuals listed                                              =========                    =====
         above:


----------

   (a) Also beneficiary of the GEP Trust

         (b) Each of the directors of ART share voting and dispositive power over the 2,119,400 Shares held by ART. The directors of BCM have shared voting and dispositive power over the 1,157,976 Shares held by BCM. Each of the directors of AHI share voting and dispositive power over the 16,000 Shares held by AHI. The two General Partners of SAM LP each have shared voting and dispositive power over the 26,475 Shares by SAM LP. The Trustee of the GEP Trust has the sole voting and dispositive power over the 1,827 Shares held by the GEP Trust.

         (c) During the 60 calendar days ended October 3, 2000, except for the transactions that are described below, the Reporting Persons and their respective executive officers, directors, partners and trustees, as the case may be, did not engage in any transaction in the Shares or any other equity interests derivative thereof. The following table sets forth the acquisition and disposition transactions in the Shares that have been effectuated during the sixty days ended October 3, 2000:


                                No. of
                                Shares
Reporting                      Acquired     Price per               Type of
 Person           Date        (Disposed)      Share               Transaction
---------       --------      ----------    ---------             -----------
  BCM           07/03/00        12,500       $12.79         Open Market Purchase
  BCM           07/05/00        13,000       $12.50         Open Market Purchase
  BCM           07/05/00         9,800       $12.25         Open Market Purchase
  BCM           07/06/00         5,600       $12.13         Open Market Purchase
  BCM           07/07/00           400       $12.31         Open Market Purchase
  BCM           07/11/00         5,200       $12.19         Open Market Purchase
  BCM           07/17/00           400       $11.94         Open Market Purchase
  BCM           07/18/00         2,000       $12.00         Open Market Purchase

                                No. of
                                Shares
Reporting                      Acquired     Price per               Type of
 Person           Date        (Disposed)      Share               Transaction
---------       --------      ----------    ---------             -----------
  BCM           07/19/00         1,000       $12.00         Open Market Purchase
  BCM           07/20/00         1,700       $11.82         Open Market Purchase
  BCM           07/21/00           700       $11.75         Open Market Purchase
  BCM           07/25/00           500       $11.63         Open Market Purchase
  BCM           07/27/00         1,000       $11.63         Open Market Purchase
  BCM           07/28/00         2,000       $12.94         Open Market Purchase
  BCM           07/31/00           200       $12.88         Open Market Purchase
  BCM           08/01/00         1,000       $12.81         Open Market Purchase
  BCM           08/01/00           400       $12.81         Open Market Purchase
  BCM           08/02/00         1,000       $12.88         Open Market Purchase
  BCM           08/02/00         1,000       $12.88         Open Market Purchase
  BCM           08/07/00           500       $12.69         Open Market Purchase
  BCM           08/08/00         1,000       $12.25         Open Market Purchase
  BCM           08/09/00           900       $12.38         Open Market Purchase
  BCM           08/14/00           300       $12.31         Open Market Purchase
  BCM           08/15/00           100       $12.31         Open Market Purchase
  BCM           08/23/00           900       $12.25         Open Market Purchase
  BCM           08/23/00         5,000       $12.06         Open Market Purchase
  BCM           08/24/00           100       $12.00         Open Market Purchase
  BCM           08/25/00           900       $11.88         Open Market Purchase
  BCM           08/28/00           600       $12.13         Open Market Purchase
  BCM           08/29/00           600       $12.50         Open Market Purchase
  BCM           08/30/00           500       $12.63         Open Market Purchase
  BCM           09/01/00           600       $12.50         Open Market Purchase
  BCM           09/05/00           600       $12.75         Open Market Purchase
  BCM           09/05/00         3,400       $12.75         Open Market Purchase
  BCM           09/05/00         3,700       $12.75         Open Market Purchase
  BCM           09/05/00         3,700       $12.75         Open Market Purchase
  BCM           09/05/00         3,700       $12.75         Open Market Purchase
  BCM           09/06/00           600       $12.82         Open Market Purchase
  BCM           09/07/00           800       $12.50         Open Market Purchase
  BCM           09/11/00           300       $12.32         Open Market Purchase
  BCM           09/13/00           500       $12.32         Open Market Purchase
  BCM           09/13/00         3,100       $12.32         Open Market Purchase
  BCM           09/14/00           500       $11.82         Open Market Purchase
  BCM           09/20/00           700       $12.38         Open Market Purchase
  BCM           09/26/00           700       $14.13         Open Market Purchase
  BCM           09/27/00           700       $13.88         Open Market Purchase
  BCM           09/27/00         4,200       $13.88         Open Market Purchase
  BCM           09/28/00           700       $14.25         Open Market Purchase
  BCM           10/02/00           700       $16.00         Open Market Purchase
  BCM           10/03/00           200       $16.63         Open Market Purchase

     In Amendment No. 33 to Schedule 13D, it was reported that as of June 30, 2000, the GEP Trust ceased to own of record or beneficially any Shares by virtue of the belief that all Shares owned by the GEP Trust had been allegedly foreclosed upon and sold on June 21, 22 and 30, 2000, to satisfy margin debt. During July 2000, the GEP Trust received advice from Morgan Stanley Dean Witter ("MSDW") that the GEP Trust account still held 1,827 Shares. Apparently such 1,827 Shares were originally reported as "sold" by MSDW, which was a broker advice error and the GEP Trust continues to own and hold 1,827 Shares.

     (d) No person other than the Reporting Persons or its respective Board of Directors, General Partners or Trustee is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares held by each of the Reporting Persons, subject to the matters set forth in Item 6 below.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of the Amended Statement is hereby further amended to read as follows:

     ART has pledged 152,212 Shares to United Pacific Bank pursuant to a loan agreement with such lender. ART has also pledged 249,191 Shares to Preferred Bank pursuant to a loan agreement with such lender. The remaining 1,717,997 Shares owned by ART may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with banks and brokerage firms relating to accounts of ART. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements vary with applicable costs and account balances.

     BCM has pledged 898,207 Shares to Consolidated National Corp. pursuant to a loan agreement with such lender. The remaining 259,769 Shares owned by BCM may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of BCM. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements vary with applicable costs and account balances.

     All 16,000 Shares owned by AHI may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with two separate brokerage firms relating to accounts of AHI. Such arrangements with both brokerage firms are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares, as well as other securities in such accounts, and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over the Shares.

     All 26,475 Shares owned by SAM LP may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with Bear Stearns relating to an account of SAM LP. Such arrangement with such brokerage firm is a standard arrangement involving margin securities of up to a specified percentage of the market value of all securities in such account, including the Shares, and bears interest at varying rates and contains only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over such securities.

     All 1,827 Shares owned by the GEP Trust may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with a brokerage firm relating to an account of the GEP Trust. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such account, and it is impracticable at any given time to determine the amount, if any, with respect to the Shares and interest cost under such arrangements vary with applicable costs and account balances.

     On October 3, 2000, pursuant to a Stock Option Agreement dated October 3, 2000, Gotham Partners, L.P. and Gotham Partners III, L.P. (both New York limited partnerships) and Gotham Partners International, Ltd., a Canadian island company (all collectively "Gotham") granted to ARL and IORI jointly, an option to purchase 1,858,900 Shares [of TCI Common Stock] (the "Option") at an exercise price of $12 per Share (a total price of $22,306,800). Such Option is exercisable on January 1, 2001, through 5:00 p.m. central standard time on April 4, 2001 (the "Option Period") and may only be exercised as to the whole of such Option (not in part). As a fee for the Option, ARL and IORI paid to Gotham an initial

Option Fee of $5,576,700 ($3 per Share) at the time of execution of the Option Agreement and are obligated to pay to Gotham on or before December 15, 2000, the remaining portion of the Option Fee of $2,788,350 ($1.50 per Share). The Shares covered by such Option constitute approximately 21% of the presently issued and outstanding number of Shares of Common Stock of TCI. Pursuant to the Option Agreement, Gotham agreed to a "standstill" for a period of two years from the date of the Option Agreement and agreed not to purchase directly or indirectly any security issued by ARL, TCI or IORI, provided, however, the standstill shall terminate if the additional Option Fee is not made on or before December 15, 2000, or if the Option is not exercised prior to April 4, 2001. Gotham also executed a proxy covering the Shares in favor of ARL and IOT to attend the Annual Meeting of Stockholders of TCI on October 10, 2000, to represent, vote, execute consents and otherwise act for Gotham only in approving the four proposals set forth in TCI's Proxy Statement for such Annual Meeting dated September 11, 2000. No other agreement or arrangement exists among Gotham and ARL and IORI with respect to any securities of TCI or the giving or withholding of proxies.

     Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following are filed herewith as exhibits:


EXHIBIT
DESIGNATION                  DESCRIPTION OF EXHIBIT

1 Stock Option Agreement dated October 3, 2000, between American Realty Investors, Inc., Income Opportunity Investors, Inc., Gotham Partners, LP, Gotham Partners III, LP and Gotham Partners International, Ltd.

2             Revocable Proxy of Gotham Partners, LP covering 1,376,000 Shares

3             Revocable Proxy of Gotham Partners III, LP covering 35,860 Shares

4             Revocable Proxy of Gotham Partners International, Ltd. covering
              447,040 Shares

                                   SIGNATURES

     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 34 to Statement on Schedule 13D is true, complete and correct.

Dated: October 17, 2000.

SYNTEK ASSET MANAGEMENT, LP, a                   AMERICAN REALTY TRUST, INC.
Delaware limited partnership

By:  Syntek Asset Management,
     Inc., General Partner                       By: /s/ Karl L. Blaha
                                                     ---------------------------
                                                     Karl L. Blaha, President
By:  /s/ Karl L. Blaha
    ---------------------------------
     Karl L. Blaha, President


AMERICAN REALTY INVESTORS, INC.                  BASIC CAPITAL MANAGEMENT, INC.



By: /s/ Karl L. Blaha                            By: /s/ Karl L. Blaha
    ---------------------------------                ---------------------------
     Karl L. Blaha, President                        Karl L. Blaha, President


INCOME OPPORTUNITY REALTY                        ART HOLDINGS, INC.
INVESTORS, INC.



By: /s/ Karl L. Blaha                            By: /s/ Karl L. Blaha
    ---------------------------------                ---------------------------
     Karl L. Blaha, President                        Karl L. Blaha, President



                                                 THE GENE E. PHILLIPS CHILDREN'S
                                                 TRUST


                                                 By: /s/ Donald W. Phillips,
                                                     ---------------------------
                                                      Donald W. Phillips,
                                                      Trustee

                                   SCHEDULE 1

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                          AMERICAN REALTY TRUST, INC.

                                                                                         PRESENT BUSINESS IN
         NAME AND CAPACITY WITH                                                          WHICH EMPLOYMENT IS
      AMERICAN REALTY TRUST, INC.             BUSINESS ADDRESS                               CONDUCTED

Karl L. Blaha, Director,                 1800 Valley View Lane                         President, Basic
Chief Executive Officer and              Suite 300                                     Capital Management,
President                                Dallas, Texas 75234                           Inc.

Mark W. Branigan, Executive              1800 Valley View Lane                         Executive Vice
Vice President and Chief                 Suite 300                                     President, Basic
Financial Officer                        Dallas, Texas 75234                           Capital Management,
                                                                                       Inc.

Bruce A. Endendyk,                       1800 Valley View Lane                         Executive Vice
Executive Vice President                 Suite 300                                     President, Basic
                                         Dallas, Texas 75234                           Capital Management,
                                                                                       Inc.

David W. Starowicz,                      1800 Valley View Lane                         Executive Vice
Executive Vice President -               Suite 300                                     President, Basic
Commercial Asset Management              Dallas, Texas 75234                           Capital Management,
                                                                                       Inc.

Robert A. Waldman, Senior                1800 Valley View Lane                         Senior Vice President,
Vice President, Secretary                Suite 300                                     General Counsel and
and General Counsel                      Dallas, Texas 75234                           Secretary, Basic
                                                                                       Capital Management,
                                                                                       Inc.

Kelly Stracener, Treasurer               1800 Valley View Lane                         Treasurer, Basic
                                         Suite 300                                     Capital Management,
                                         Dallas, Texas 75234                           Inc.

                                   SCHEDULE 2

                      EXECUTIVE OFFICERS AND DIRECTORS OF

                               ART HOLDINGS, INC.

                                                                                 PRESENT BUSINESS IN
  NAME AND CAPACITY WITH                                                         WHICH EMPLOYMENT IS
   ART HOLDINGS, INC.                       BUSINESS ADDRESS                          CONDUCTED

Karl L. Blaha, President                 1800 Valley View Lane                  President, Basic Capital
and Director                             Suite 300                              Management, Inc.
                                         Dallas, Texas 75234


Robert A. Waldman,                       1800 Valley View Lane                  Senior Vice President,
Director and Secretary                   Suite 300                              General Counsel and
                                         Dallas, Texas 75234                    Secretary, Basic Capital
                                                                                Management, Inc.

Mark W. Branigan, Vice                   1800 Valley View Lane                  Executive Vice President
President and Chief                      Suite 300                              and Chief Financial
Financial Officer                        Dallas, Texas 75234                    Officer, Basic Capital
                                                                                Management, Inc.

Kelly Stracener                          1800 Valley View Lane                  Treasurer, Basic Capital
                                         Suite 300                              Management, Inc.
                                         Dallas, Texas 75234

                                   SCHEDULE 3

                      EXECUTIVE OFFICERS AND DIRECTORS OF

                         BASIC CAPITAL MANAGEMENT, INC.

  NAME AND CAPACITY WITH                                                         PRESENT BUSINESS IN
     BASIC CAPITAL                                                               WHICH EMPLOYMENT IS
    MANAGEMENT, INC.                        BUSINESS ADDRESS                          CONDUCTED
Ryan T. Phillips,                       1800 Valley View Lane                   President, Signature
Director                                Suite 300                               Asset Management, Inc.
                                        Dallas, Texas 75234

Mickey Ned Phillips,                    264 Rolling Hills Circle                President, Ned Phillips
Director                                Gaffney, SC 29340                       Construction Company

Karl L. Blaha, President                1800 Valley View Lane                   President, Basic Capital
                                        Suite 300                               Management, Inc.
                                        Dallas, Texas 75234

Mark W. Branigan,                       1800 Valley View Lane                   Executive Vice
Executive Vice President                Suite 300                               President, Basic Capital
and Chief Financial                     Dallas, Texas 75234                     Management, Inc.
Officer

Clifford C. Towns, Jr.,                 1800 Valley View Lane                   Executive Vice
Executive Vice President                Suite 300                               President, Basic Capital
- Finance                               Dallas, Texas 75234                     Management, Inc.

Bruce A. Endendyk,                      1800 Valley View Lane                   Executive Vice
Executive Vice President                Suite 300                               President, Basic Capital
                                        Dallas, Texas 75234                     Management, Inc.

David W. Starowicz,                     1800 Valley View Lane                   Executive Vice
Executive Vice President                Suite 300                               President, Basic Capital
- Commercial Asset                      Dallas, Texas 75234                     Management, Inc.
Management

Cooper B. Stuart,                       1800 Valley View Lane                   Executive Vice
Executive Vice President                Suite 300                               President, Basic Capital
                                        Dallas, Texas 75234                     Management, Inc.

Robert A. Waldman,                      1800 Valley View Lane                   Senior Vice President,
Senior Vice President,                  Suite 300                               General Counsel and
Secretary and General                   Dallas, Texas 75234                     Secretary, Basic Capital
Counsel                                                                         Management, Inc.

Kelly Stracener,                        1800 Valley View Lane                   Treasurer, Basic Capital
Treasurer                               Suite 300                               Management, Inc.
                                        Dallas, Texas 75234

                                   SCHEDULE 4

                      EXECUTIVE OFFICERS AND DIRECTORS OF

                         SYNTEK ASSET MANAGEMENT, INC.

  NAME AND CAPACITY WITH                                                           PRESENT BUSINESS IN
      SYNTEK ASSET                                                                WHICH EMPLOYMENT IS
    MANAGEMENT, INC.                        BUSINESS ADDRESS                           CONDUCTED
Karl L. Blaha, President                1800 Valley View Lane                   President, Basic Capital
                                        Suite 300                               Management, Inc.
                                        Dallas, Texas 75234

Mark W. Branigan,                       1800 Valley View Lane                   Executive Vice
Executive Vice President                Suite 300                               President, Basic Capital
and Chief Financial                     Dallas, Texas 75234                     Management, Inc.
Officer

Bruce A. Endendyk,                      1800 Valley View Lane                   Executive Vice
Executive Vice President                Suite 300                               President, Basic Capital
                                        Dallas, Texas 75234                     Management, Inc.

David W. Starowicz,                     1800 Valley View Lane                   Executive Vice
Executive Vice President                Suite 300                               President, Basic Capital
- Commercial Asset                      Dallas, Texas 75234                     Management, Inc.
Management

Robert A. Waldman,                      1800 Valley View Lane                   Senior Vice President,
Senior Vice President,                  Suite 300                               General Counsel and
Secretary and General                   Dallas, Texas 75234                     Secretary, Basic Capital
Counsel                                                                         Management, Inc.

Kelly Stracener,                        1800 Valley View Lane                   Treasurer, Basic Capital
Treasurer                               Suite 300                               Management, Inc.
                                        Dallas, Texas 75234

                                   SCHEDULE 5

                      EXECUTIVE OFFICERS AND DIRECTORS OF

                   INCOME OPPORTUNITY REALTY INVESTORS, INC.

   NAME AND CAPACITY WITH
   INCOME OPPORTUNITY REALTY                                                    PRESENT BUSINESS IN WHICH
       INVESTORS, INC.                     BUSINESS ADDRESS                      EMPLOYMENT IS CONDUCTED
Ted P. Stokely, Chairman                1800 Valley View Lane                   General Manager, Minority
of the Board of Directors               Suite 160                               and Elderly Housing
                                        Dallas, Texas 75234                     Assistance Foundation,
                                                                                Inc.

R. Douglas Leonhard,                    13230 Hunters Lark                      Retired.
Director                                San Antonio, Texas 78230

Murray Shaw, Director                   3713 Ebony Hollow Pass                  Chairman of the Board of
                                        Austin, Texas 78745                     Stephen F. Austin
                                                                                University

Matin L. White, Director                8051 Coach Drive                        Chairman of the Board and
                                        Oakland, California 94605               Chief Executive Officer of
                                                                                Community Based
                                                                                Developers, Inc.

Edward G. Zampa                         No. Fifty Osgood Place                  General Partner, Edward G.
                                        Suite 110                               Zampa & Company
                                        San Francisco, California
                                        94133

Karl L. Blaha, President                1800 Valley View Lane                   President, Basic Capital
                                        Suite 300                               Management, Inc.
                                        Dallas, Texas 75234

Mark W. Branigan,                       1800 Valley View Lane                   Executive Vice President,
Executive Vice President                Suite 300                               Basic Capital Management,
and Chief Financial                     Dallas, Texas 75234                     Inc.
Officer

Bruce A. Endendyk,                      1800 Valley View Lane                   Executive Vice President,
Executive Vice President                Suite 300                               Basic Capital Management,
                                        Dallas, Texas 75234                     Inc.

David W. Starowicz,                     1800 Valley View Lane                   Executive Vice President,
Executive Vice President -              Suite 300                               Basic Capital Management,
Commercial Asset                        Dallas, Texas 75234                     Inc.
Management

Robert A. Waldman, Senior               1800 Valley View Lane                   Senior Vice President,
Vice President, Secretary               Suite 300                               General Counsel and
and General Counsel                     Dallas, Texas 75234                     Secretary, Basic Capital
                                                                                Management, Inc.

Kelly Stracener, Treasurer              1800 Valley View Lane                   Treasurer, Basic Capital
                                        Suite 300                               Management, Inc.
                                        Dallas, Texas 75234

                                   SCHEDULE 6

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                        AMERICAN REALTY INVESTORS, INC.

   NAME AND CAPACITY WITH
      AMERICAN REALTY                                                             PRESENT BUSINESS IN WHICH
      INVESTORS, INC.                     BUSINESS ADDRESS                         EMPLOYMENT IS CONDUCTED
Karl L. Blaha, Director and              1800 Valley View Lane                    President, Basic Capital
President                                Suite 300                                Management, Inc.
                                         Dallas, Texas 75234

Roy E. Bode, Director                    2435 E. F.M. 879                         Vice President for Public
                                         Palmer, Texas 75152                      Affairs, University of
                                                                                  Texas Southwestern
                                                                                  Medical Center at Dallas

Collene C. Currie, Director              6617 Ridgeview Circle                    Assistant Director,
                                         Dallas, Texas 75240                      Cambridge Technology
                                                                                  Partners (CATP:NASDAQ)

Cliff Harris, Director                   2838 Woodside Street                     President, Energy
                                         Dallas, Texas 75204                      Transfer Group, L.L.C.

Joseph Mizrachi, Director                6971 North Federal Hwy.                  President, PAZ
                                         Suite 203                                Securities, Inc. and
                                         Boca Raton, Florida 33487                Chairman of the Board,
                                                                                  Third Millennium
                                                                                  Properties, Inc.

Richard D. Morgan, Director              5910 North Central                       President, Tara Group,
                                         Expressway                               Inc.
                                         Dallas, Texas 75206

Mark W. Branigan, Director,              1800 Valley View Lane                    Executive Vice President,
Executive Vice President                 Suite 300                                Basic Capital Management,
and Chief Financial Officer              Dallas, Texas 75234                      Inc.

Bruce A. Endendyk,                       1800 Valley View Lane                    Executive Vice President,
Executive Vice President                 Suite 300                                Basic Capital Management,
                                         Dallas, Texas 75234                      Inc.

David W. Starowicz,                      1800 Valley View Lane                    Executive Vice President,
Executive Vice President -               Suite 300                                Basic Capital Management,
Commercial Asset Management              Dallas, Texas 75234                      Inc.

Robert A. Waldman, Senior                1800 Valley View Lane                    Senior Vice President,
Vice President, Secretary                Suite 300                                General Counsel and
and General Counsel                      Dallas, Texas 75234                      Secretary, Basic Capital
                                                                                  Management, Inc.

Kelly Stracener, Treasurer               1800 Valley View Lane                    Treasurer, Basic Capital
                                         Suite 300                                Management, Inc.
                                         Dallas, Texas 75234

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                  DESCRIPTION
-------                                 -----------
1             Stock Option Agreement dated October 3, 2000, between American
              Realty Investors, Inc., Income Opportunity Investors, Inc., Gotham
              Partners, LP, Gotham Partners III, LP and Gotham Partners
              International, Ltd.

2             Revocable Proxy of Gotham Partners, LP covering 1,376,000 Shares

3             Revocable Proxy of Gotham Partners III, LP covering 35,860 Shares

4             Revocable Proxy of Gotham Partners International, Ltd. covering
              447,040 Shares